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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
           SECTION 14 (d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

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                                Wayne R. Inouye
                            Chief Executive Officer
                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L.Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                (415) 947-2000

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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                              NEWS
                                              FOR IMMEDIATE RELEASE

                                              Contact:
                                              Mike Kilroy or Bob Maples
                                              Maples Communications, Inc.
                                              (949) 253-8737
                                              mkilroy@maples.com
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                        EMACHINES ACKNOWLEDGES PROPOSAL
                             FROM EM HOLDINGS, INC.

     IRVINE, Calif., Nov. 9, 2001 - eMachines, Inc. (OTCBB:EEEE) today acknowledged that it has received a letter from EM Holdings, Inc. relating to a proposal to purchase eMachines for $0.78 per share in cash by means of a cash tender offer. According to the letter, substantially all of the capital stock of EM Holdings is held by Lap Shun (John) Hui, a director of eMachines.

     eMachines also announced today that it has retained Credit Suisse First Boston Corporation (CSFB) as its financial advisor to assist the company in evaluating strategic alternatives, including a possible sale of the company. Among other things, CSFB is assisting eMachines' board of directors in its continuing assessment of the EM Holdings proposal and the financing required for its completion. There can be no assurance that eMachines will proceed with a transaction with EM Holdings or any of the other strategic alternatives considered or when any resulting transaction would occur.

     "Our board, with the help of its advisors, will evaluate any and all offers that we receive," said Wayne Inouye, president and CEO of eMachines, Inc., based in Irvine, Calif. "However, management's focus remains clear: continue to provide affordable, high-performance products and exceptional customer care."

                                     -more-
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Page 2  eMachines Acknowledges Proposal

About eMachines, Inc.

eMachines, Inc. (OTCBB:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through retailers in the United States, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.
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Where to find more information

If EM Holdings proceeds with the offer, eMachines will be required to file a solicitation/recommendation statement on Schedule 14D-9 in response to the offer with the Securities and Exchange Commission. Investors and security holders are advised to read the statement when and if it becomes available, because this document will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by eMachines at the SEC's web site at www.sec.gov.
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This press release contains forward-looking statements relating to future events and results that are based on eMachines' current expectations. These statements relate to the outlook and prospects for eMachines and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, eMachines' ability to identify desirable strategic alternatives, as well as its ability to execute such alternatives or the transactions associated with such alternatives, the level of demand for eMachines' products and services, eMachines' and its suppliers' ability to timely develop, deliver, and support new and existing products and services, eMachines' ability to manage and liquidate its inventory, reduce operating expenses and predict changes in the PC market, the cost and availability of key product components, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, eMachines' ability to enter new markets and improve customer service, and overall market conditions, including demand for computers. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect eMachines' future performance is included in the public reports that eMachines files with the Securities and Exchange Commission.

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